Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189876

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 21, 2013)

CAESARS ACQUISITION COMPANY

Up To 136,880,221 Shares of Class A Common Stock

Issuable Upon the Exercise of Subscription Rights At $8.64 Per Share

This is Prospectus Supplement No. 1 (the “Prospectus Supplement”) supplements and amends the prospectus dated October 21, 2013 (the “Prospectus”), relating to the distribution by Caesars Entertainment Corporation (“Caesars Entertainment”) to each holder of its common stock as of 5:00 p.m., New York City time, on October 17, 2013, the record date, at no charge, non-transferable subscription rights to purchase up to an aggregate of 136,880,221 shares of Class A common stock, par value $0.001 per share, of Caesars Acquisition Company (“CAC,” “our” or “us”) at a price of $8.64 per whole share (the “rights offering”). Each holder of Caesars Entertainment’s common stock as of the record date will receive one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase one share of our Class A common stock or the right to retain such subscription right. Additionally, holders of subscription rights who fully exercise all of their basic subscription rights may also make a request to purchase additional shares of our Class A common stock underlying subscription rights that are not exercised or affirmatively retained by the holders of such subscription rights, through exercise of the over-subscription privilege, although we cannot assure you that any over-subscriptions will be filled. The Class A common stock has previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-189876.

Recent Developments

This Prospectus Supplement is being filed to update risk factors to reflect recent developments relating to Caesars Entertainment and report the initial closing of the Transactions (as described below) and the rights offering.

Risk Factors

In addition to the risks set forth in the section of the Prospectus entitled “Risk Factors” beginning on page 45 of the Prospectus, you should also consider the following risks before exercising your subscription rights and investing in shares of our Class A common stock.

There are no assurances that there will be future development opportunities for Growth Partners or that Growth Partners will obtain a development project other than the Maryland Joint Venture.

Growth Partners’ ability to expand into new markets to pursue development opportunities depends on passage of legislation that legalizes gambling in new markets and Caesars Entertainment not exercising its right of first offer. Although in the past few years a number of states have passed legislation permitting the development of gaming facilities, there can be no assurances that such trend will continue, and it is possible that legislatures and public sentiment will turn against permitting the development of gaming facilities. Should the states pass no additional legislation for issuing licenses or permitting the development of gaming facilities, Growth Partners will be unable to pursue development opportunities in new markets. Moreover, even if new markets open up, there can be no assurances that Caesars Entertainment and/or Growth Partners will be successful in the bid process for any new development opportunities, therefore there can be no assurances that Growth Partners will be able to enter those new markets. Further, there can be no assurances that Caesars Entertainment will not exercise its right of first refusal, thereby depriving Growth Partners of access to any potential development project.

For example, Caesars Entertainment holds a minority ownership, and has a management agreement related to operating a casino, with Sterling Suffolk Racecourse, LLC (“Sterling Suffolk”), owner of Suffolk Downs racecourse in East Boston, Massachusetts. Sterling Suffolk recently made a bid for a casino license at its facility. On October 18, 2013, Caesars Entertainment received a report issued to the Massachusetts Gaming Commission from the Director of the Investigations and Enforcement Bureau for the Massachusetts Gaming Commission (the “Massachusetts Bureau”) which raised certain issues for consideration when evaluating Caesars Entertainment’s suitability as a qualifier in Massachusetts. In particular, the director primarily cited Caesars Entertainment’s business relationship related to a license agreement for branding of a hotel that was entered into in 2013 (and recently terminated). In addition, the report noted matters related to the CEO of CAC, who has been an employee of a subsidiary of Caesars Entertainment since 2009. All matters raised by the director with respect to the CEO of CAC relate to his employment by public companies in the internet gaming industry which occurred prior to his employment with Caesars Entertainment and are part of the public domain. The director also cited Caesars Entertainment’s financial condition as a factor, although the report does state that the director believes that Caesars Entertainment currently demonstrates the requisite financial stability for licensure in Massachusetts. The recommendation of the director to the Massachusetts Gaming Commission was that Caesars Entertainment has not met its burden by clear and convincing evidence to establish its suitability. Although Caesars Entertainment indicated that it strongly disagrees with the director’s recommendation, Caesars Entertainment decided to withdraw its application as a qualifier in Massachusetts for the benefit of Sterling Suffolk. Caesars Entertainment noted that neither it nor its affiliates have been found unsuitable by any licensing authority. This matter related to the finding of an investigation that was delivered to a licensing authority, which has not made any findings. In addition, all but one of the issues raised by the Bureau, the license agreement for branding of a hotel, relate to circumstances that are at least several years old, and, to date, have not been the subject of a finding of unsuitability. Nonetheless, in light of these recent events, we cannot assure you that existing or future jurisdictions would not raise similar questions with respect to Caesars Entertainment’s suitability, or our suitability, and we cannot assure you that such issues will not adversely affect us or our financial condition.

See “Certain Relationships and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.”

The loss of the services of key personnel at CIE could have a material adverse effect on its business.

The leadership of CIE’s chief executive officer, Mitch Garber, and other executive officers has been a critical element of its success. The death or disability of Mitch Garber or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on its, therefore Growth Partners’, business. For example, Caesars Entertainment received a report issued by the Director of the Massachusetts Bureau (the “MIEB Report”) which raised certain issues for consideration when evaluating Caesars Entertainment’s suitability as a qualifier in Massachusetts, which includes matters related to Mr. Garber, who has been an employee of CIE since 2009. All matters raised by the MIEB Report with respect to Mr. Garber relate to his employment by public companies in the internet gaming industry which occurred prior to his employment with CIE and are part of the public domain. However, such a report could lead to a negative market and industry perception or regulatory scrutiny with respect to Mr. Garber and therefore, negatively affect CIE’s and Growth Partners’ business.

CIE’s other executive officers and other members of senior management, including Robert Antokol, the co-founder of Playtika, have substantial experience and expertise in the social and mobile games industry and have made significant contributions to CIE’s growth and success. The unexpected loss of services of one or more of these individuals could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results. CIE is not protected by key man or similar life insurance covering members of its senior management. CIE has employment agreements with certain of its executive officers, but these agreements do not guarantee that any given executive will remain with CIE.

CIE’s business strategy is premised, in part, on the legalization of online real money gaming in the United States and its ability to predict and capitalize on any such legalization.

In the last few years, California, Florida, Mississippi, Hawaii, Massachusetts, New Jersey, Iowa, Illinois, Washington D.C. and the Federal government have considered legislation that would legalize online real money gaming. To date, only Nevada, Delaware and New Jersey have enacted such legislation. If a large number of additional states or the Federal government fail to enact online real money gaming legislation or CIE is unable to obtain the necessary licenses to operate online real money gaming websites in United States jurisdictions where such games are legalized, CIE’s future growth could be materially impaired as CIE would be limited to offering online real money gaming to players in jurisdictions outside the United States where legal. In addition, states or the Federal government may legalize online real money gaming in a manner that is unfavorable to CIE. For example, several states and the Federal government are considering draft laws that require online casinos to also have a license to operate a brick-and-mortar casino, either directly or indirectly through an affiliate. If, like Nevada and New Jersey, U.S. jurisdictions enact legislation legalizing real money casino gaming subject to this brick-and-mortar requirement, CIE may be unable to offer online real money gaming in such jurisdictions if CIE is unable to establish an affiliation with a brick-and-mortar casino in such jurisdiction. For example, Caesars Entertainment decided to withdraw its application as a qualifier in Massachusetts as further disclosed in the risk factor titled “—There are no assurances that there will be future development opportunities for Growth Partners or that Growth Partners will obtain a development project other than the Maryland Joint Venture” and as a result, CIE will be unable to rely on its affiliation with Caesars Entertainment to satisfy the licensing requirement in Massachusetts if the legislation enacted in that state had this requirement.

If, however, legislation is enacted legalizing real money casino gaming without this requirement, CIE would lose its advantage over some of its potential competitors that do not have an affiliate with a brick-and-mortar casino operation. The loss of this or other similar advantages CIE receives as an affiliate of Caesars Entertainment could materially impair its ability to grow its online real money gaming business in the future.

There also exists in the online real money gaming industry a significant “first mover” advantage. CIE’s ability to compete effectively in respect of a particular style of online real money gaming in the United States may be premised on introducing a style of gaming before its competitors. CIE’s failure to do so could materially impair its ability to grow its online real money gaming business in the future.

In addition to the risk that online real money gaming will be legalized in a manner unfavorable to CIE, CIE may fail to accurately predict when online real money gaming will be legalized in significant jurisdictions. The legislative process in each U.S. state and at the Federal level is unique and capable of rapid, often unpredictable change. If CIE fails to accurately forecast when and how, if at all, online real money gaming will be legalized in additional U.S. jurisdictions, such failure could impair CIE’s readiness to introduce online real money gaming offerings in such jurisdictions, which could have a material adverse effect on CIE’s, and therefore Growth Partners’, business, financial condition and operating results.

Initial Closing

On October 21, 2013, Caesars Entertainment distributed to each holder of its common stock as of the record date subscription rights to purchase shares of our Class A common stock as described in the Prospectus.

On October 21, 2013, (i) CAC, Caesars Growth Partners, LLC (“CGP LLC”) and Caesars Entertainment and its subsidiaries consummated the Contribution Transaction (as defined below and further described in the Prospectus), (ii) affiliates of Apollo Global Management, LLC (“Apollo”) and affiliates of TPG Global, LLC (“TPG” and, together with Apollo, the “Sponsors”) exercised their basic subscription rights in full to purchase $457.8 million worth of CAC’s Class A common stock at a price of $8.64 per whole share and CAC used such proceeds to acquire all of the voting units of CGP LLC and (iii) CGP LLC used the proceeds to consummate the Purchase Transaction (as defined below and further described in the Prospectus). In connection with the Purchase Transaction and the Contribution Transaction, CAC and CGP LLC entered into agreements with Caesars Entertainment Operating Company, Inc. (“CEOC”) and its subsidiaries to provide certain corporate services and back-office support and business advisory services to CAC, CGP LLC and their subsidiaries (such agreements collectively, together with the Purchase Transaction and Contribution Transaction, the “Transactions”). The agreements among CAC, CGP LLC and CEOC and its subsidiaries are described in the Prospectus under “Certain Relationship and Related Party Transactions—Agreements with Caesars Entertainment and its Subsidiaries.”

In connection with the consummation of the Transactions on October 21, 2013, Caesars Entertainment contributed all of the shares of Caesars Interactive Entertainment, Inc.’s (“CIE”) outstanding common stock held by a subsidiary of Caesars Entertainment and approximately $1.1 billion in aggregate principal amount of senior notes (the “CEOC Notes”) previously issued by CEOC that are owned by another subsidiary of Caesars Entertainment in exchange for non-voting units of CGP LLC (collectively, the “Contribution Transaction”, and these assets, the “Contributed Assets”). The Contributed Assets had an agreed aggregate value of approximately $1.304 billion after certain value-related adjustments for the CEOC Notes. This agreed valuation is subject to potential increase by up to $225.0 million based on earnings from CIE’s social and mobile games business exceeding a specified amount in 2015, which would be conveyed to Caesars Entertainment or its subsidiaries in the form of additional non-voting units of CGP LLC or Class B common stock of CAC. If prior to July 21, 2014, CGP LLC sells or agrees to sell all of its interests in CIE (or any of its component parts) to any third party other than Caesars Entertainment, then Caesars Entertainment will receive concurrent with the closing of such sale, that number of additional non-voting units of CAC that would have been issued to Caesars Entertainment if the value of CIE (or any of its component parts) at the time of contribution to CGP LLC were increased by the difference between such third party sale price and the applicable valuation price of $525 million as it relates to CIE (or any of its component parts).

Additionally, on October 21, 2013, CGP LLC used $360.0 million of proceeds received from CAC to purchase from subsidiaries of Caesars Entertainment (i) the Planet Hollywood Resort and Casino Located in Las Vegas, Nevada (“Planet Hollywood”), (ii) Caesars Entertainment’s joint venture interests in a casino to be developed by CBAC Gaming, LLC (the “Maryland Joint Venture”) in Baltimore, Maryland (the “Horseshoe Baltimore”) and (iii) a 50% interest in the management fee revenues for both of those properties (collectively, the “Purchase Transaction”, and these assets, the “Purchased Assets”). A subsidiary of CGP LLC assumed approximately $513.2 million of outstanding secured term loan related to Planet Hollywood in connection with the Purchase Transaction.

After the third anniversary of the closing of the Transactions, Caesars Entertainment will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by Caesars Entertainment, to acquire all or a portion of the voting units of CGP LLC (or, at our option, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. On the eighth year and six month anniversary of the closing of the Transactions (unless otherwise agreed by Caesars Entertainment and CAC), if the board of directors of CAC has not previously exercised its liquidation right, CGP LLC shall, and the board of directors of CAC shall cause CGP LLC to, effect a liquidation.

Upon consummation of the Transactions on October 21, 2013, CGP LLC issued 52,990,608 voting units to CAC and 199,508,897 non-voting units to subsidiaries of Caesars Entertainment, which through its subsidiaries, owns approximately 79% of the economic interests of CGP LLC.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is being delivered to holders of subscription rights.

This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

The purchase of and investing in shares of our Class A common stock involves a high degree of risk. You should read the section entitled “Risk Factors” beginning on page 45 of the Prospectus for a discussion of certain risks that you should consider before exercising your subscription rights and investing in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 23, 2013.

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